

# Credit Ratings Performance Measurement Statistics

## HR Ratings

Credit Ratings Performance Measurement Statistics

Transition/ Default Matrices of NRSRO ratings are composed in the following subclasses:

I.   Financial Institutions, Brokers, or Dealers.
    a.   Banks
    b.   Non-Bank Banks
    c.   Financial Groups
    d.   Brokerage Firms
    e.   Leasing Companies
    f.   Finance Companies
    g.   Mutual Funds
    h.   Decentralized Government Entities
    i.   Credits and securities issued by any of the entities previously mentioned with any additional credit enhancement or subordination to senior debt

II.  Corporate Issuers.
    a.   Corporations
    b.   Decentralized Government Entities
    c.   Credits and securities issued by any of the entities previously mentioned with any additional credit enhancement or subordination to senior debt

III. Sovereign Issuers.
IV.  U.S. Public Finance.
V.   International Public Finance.

*Percentages may not add to exactly 100% due to rounding of decimal points.



# Credit Ratings Performance Measurement Statistics

## - One- Year Financial Institutions, Long Term Local Transition Matrix – 2024-2025

**Financial Institutions Long Term Local Issuers - 1 Year Transition and Default Rates**
**(December 31, 2024 through December 31, 2025)**

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA | HR AA + | HR AA | HR AA - | HR A + | HR A | HR A - | HR BBB + | HR BBB | HR BBB - | HR BB + | HR BB | HR BB - | HR B + | HR B | HR B - | HR C + | HR C | HR C - | Default | Paid Off | Withdrawn (Other) |
| HR AAA | 79 | 97% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 3% |
| HR AA + | 12 | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA | 16 | 13% | - | 69% | 6% | - | - | - | - | - | - | - | - | - | - | - | - | - | 13% | - | - | - | - |
| HR AA - | 14 | - | - | 7% | 93% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + | 22 | - | - | - | 9% | 73% | 5% | - | - | - | - | - | - | - | - | - | - | - | - | 5% | 5% | - | 5% |
| HR A | 14 | - | - | - | - | 93% | 7% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - | 14 | - | - | - | - | - | 79% | 7% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 14% |
| HR BBB + | 22 | - | - | - | - | - | - | 14% | 86% | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB | 20 | - | - | - | - | - | - | - | 5% | 70% | 15% | - | - | - | - | - | - | - | - | - | - | - | 10% |
| HR BBB - | 14 | - | - | - | - | - | - | - | - | 79% | 7% | - | - | - | - | - | - | - | - | - | 7% | - | 7% |
| HR BB + | 16 | - | - | - | - | - | - | - | - | 13% | 6% | 44% | 6% | - | - | - | - | - | - | - | 13% | - | 19% |
| HR BB | 6 | - | - | - | - | - | - | - | - | - | - | 17% | 67% | - | - | - | - | - | - | - | 17% | - | - |
| HR BB - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR B - | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - |
| HR C + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **TOTAL** | 251 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

**- One- Year Financial Institutions, Short Term Local Transition Matrix – 2024-2025**

### Financial Institutions Short Term Local Issuers - 1 Year Transition and Default Rates
### (December 31, 2024 through December 31, 2025)

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 | HR1 | HR2 | HR3 | HR4 | HR5 | Default | Paid Off | Withdrawn (Other) |
| HR+1 | 35 | 97% | - | - | - | - | - | - | - | 3% |
| HR1 | 41 | 5% | 90% | - | - | - | 5% | - | - | - |
| HR2 | 41 | - | 2% | 83% | 2% | - | 2% | 2% | - | 7% |
| HR3 | 55 | - | - | 5% | 85% | 2% | - | 2% | - | 5% |
| HR4 | 23 | - | - | - | 13% | 57% | - | 13% | - | 17% |
| HR5 | 1 | - | - | - | - | - | - | 100% | - | - |
| TOTAL | 196 | | | | | | | | | |

Source: HR Ratings



## - One- Year Financial Institutions, Long Term Global Transition Matrix – 2024-2025

**Financial Institutions Long Term Global Issuers - 1 Year Transition and Default Rates**
**(December 31, 2024 through December 31, 2025)**

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Credit Rating Scale** | **Number of Ratings Outstanding** | **HR AAA (G)** | **HR AA + (G)** | **HR AA (G)** | **HR AA - (G)** | **HR A + (G)** | **HR A (G)** | **HR A - (G)** | **HR BBB + (G)** | **HR BBB (G)** | **HR BBB - (G)** | **HR BB + (G)** | **HR BB (G)** | **HR BB - (G)** | **HR B + (G)** | **HR B (G)** | **HR B - (G)** | **HR C + (G)** | **HR C (G)** | **HR C - (G)** | **Default** | **Paid Off** | **Withdrawn (Other)** |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | 1 | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - (G) | 1 | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB + (G) | 4 | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB (G) | 1 | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB + (G) | 1 | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - |
| HR BB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **TOTAL** | 8 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

**- One- Year Financial Institutions, Short Term Global Transition Matrix – 2024-2025**

### Financial Institutions Short Term Global Issuers - 1 Year Transition and Default Rates
### (December 31, 2024 through December 31, 2025)

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 (G) | HR1 (G) | HR2 (G) | HR3 (G) | HR4 (G) | HR5 (G) | Default | Paid Off | Withdrawn (Other) |
| HR+1 (G) | - | - | - | - | - | - | - | - | - | - |
| HR1 (G) | 1 | - | 100% | - | - | - | - | - | - | - |
| HR2 (G) | 1 | - | - | 100% | - | - | - | - | - | - |
| HR3 (G) | 3 | - | - | - | 100% | - | - | - | - | - |
| HR4 (G) | 1 | - | - | - | - | 100% | - | - | - | - |
| HR5 (G) | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 6 | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

## - Three- Year Financial Institutions, Long Term Local Transition Matrix – 2022-2025

**Financial Institutions Long Term Local Issuers - 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA | HR AA + | HR AA | HR AA - | HR A + | HR A | HR A - | HR BBB + | HR BBB | HR BBB - | HR BB + | HR BB | HR BB - | HR B + | HR B | HR B - | HR C + | HR C | HR C - | Default | Paid Off | Withdrawn (Other) |
| HR AAA | 68 | 96% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 4% |
| HR AA + | 10 | 10% | 80% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 10% |
| HR AA | 21 | 38% | 14% | 33% | 10% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 5% |
| HR AA - | 13 | - | - | 8% | 31% | 38% | 8% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 15% |
| HR A + | 18 | - | - | 6% | 39% | 22% | 11% | - | - | - | - | - | - | - | - | - | - | - | - | 11% | - | - | 11% |
| HR A | 24 | 4% | - | 13% | - | 29% | 25% | 4% | - | - | - | - | - | - | - | - | - | - | - | 4% | 4% | - | 17% |
| HR A - | 13 | - | - | - | 8% | - | 8% | 46% | 23% | - | - | 8% | - | - | - | - | - | - | - | - | - | - | 8% |
| HR BBB + | 23 | - | - | - | - | - | 9% | 26% | 30% | 4% | - | - | - | - | - | - | - | - | - | - | 13% | - | 17% |
| HR BBB | 18 | - | - | - | - | - | - | - | 22% | 44% | 17% | - | - | - | - | - | - | - | - | - | 17% | - | - |
| HR BBB - | 21 | - | - | - | - | - | - | - | 14% | - | 38% | 10% | 5% | - | - | - | - | - | - | - | 14% | - | 19% |
| HR BB + | 9 | - | - | - | - | - | - | - | - | 11% | - | 22% | 11% | - | - | - | - | - | - | - | 22% | - | 33% |
| HR BB | 3 | - | - | - | - | - | - | - | - | - | - | - | 33% | - | - | - | - | - | - | - | 33% | - | 33% |
| HR BB - | 5 | - | - | - | - | - | - | - | - | - | 20% | - | 20% | - | - | - | - | - | - | - | 20% | - | 40% |
| HR B + | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR B | 2 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - |
| HR B - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 249 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

- Three- Year Financial Institutions, Short Term Local Transition Matrix – 2022-2025

### Financial Institutions Short Term Local Issuers - 3 Year Transition and Default Rates
### (December 31, 2022 through December 31, 2025)

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 | HR1 | HR2 | HR3 | HR4 | HR5 | Default | Paid Off | Withdrawn (Other) |
| HR+1 | 31 | 94% | - | - | - | - | - | - | - | 6% |
| HR1 | 37 | 8% | 68% | 5% | - | - | 5% | - | - | 14% |
| HR2 | 44 | - | 20% | 52% | 7% | 2% | 2% | 2% | - | 14% |
| HR3 | 62 | - | - | 13% | 53% | 5% | - | 16% | - | 13% |
| HR4 | 16 | - | - | - | 6% | 31% | - | 25% | - | 38% |
| HR5 | 3 | - | - | - | - | - | - | 67% | - | 33% |
| TOTAL | 193 | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

## - Three- Year Financial Institutions, Long Term Global Transition Matrix – 2022-2025

**Financial Institutions Long Term Global Issuers - 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA (G) | HR AA + (G) | HR AA (G) | HR AA - (G) | HR A + (G) | HR A (G) | HR A - (G) | HR BBB + (G) | HR BBB (G) | HR BBB - (G) | HR BB + (G) | HR BB (G) | HR BB - (G) | HR B + (G) | HR B (G) | HR B - (G) | HR C + (G) | HR C (G) | HR C - (G) | Default | Paid Off | Withdrawn (Other) |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | 1 | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB + (G) | 4 | - | - | - | - | - | - | - | 75% | - | - | - | - | - | - | - | - | - | - | - | - | 25% | - |
| HR BBB (G) | 1 | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 6 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

**- Three- Year Financial Institutions, Short Term Global Transition Matrix – 2022-2025**

**Financial Institutions Short Term Global Issuers - 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 (G) | HR1 (G) | HR2 (G) | HR3 (G) | HR4 (G) | HR5 (G) | Default | Paid Off | Withdrawn (Other) |
| HR+1 (G) | - | - | - | - | - | - | - | - | - | - |
| HR1 (G) | 1 | - | 100% | - | - | - | - | - | - | - |
| HR2 (G) | - | - | - | - | - | - | - | - | - | - |
| HR3 (G) | 2 | - | - | - | 100% | - | - | - | - | - |
| HR4 (G) | - | - | - | - | - | - | - | - | - | - |
| HR5 (G) | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 3 | | | | | | | | | |

Source: HR Ratings



## - Ten- Year Financial Institutions, Long Term Local Transition Matrix – 2015-2025

**Financial Institutions Long Term Local Issuers - 10 Year Transition and Default Rates (December 31, 2015 through December 31, 2025)**

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2015 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA | HR AA + | HR AA | HR AA - | HR A + | HR A | HR A - | HR BBB + | HR BBB | HR BBB - | HR BB + | HR BB | HR BB - | HR B + | HR B | HR B - | HR C + | HR C | HR C - | Default | Paid Off | Withdrawn (Other) |
| HR AAA | 25 | 84% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 4% | 12% |
| HR AA + | 4 | 50% | 50% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA | 13 | 62% | 8% | 31% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - | 5 | - | - | - | 40% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 20% | - | 40% |
| HR A + | 11 | 18% | - | 18% | 27% | 18% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 9% | - | 9% |
| HR A | 7 | - | - | - | 14% | 14% | 14% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 57% |
| HR A - | 11 | - | - | - | 9% | 27% | - | - | - | - | - | 9% | - | - | - | - | - | - | - | - | 18% | - | 36% |
| HR BBB + | 12 | - | - | - | 8% | - | - | 25% | 8% | 8% | - | - | - | - | - | - | - | - | - | - | - | - | 50% |
| HR BBB | 18 | - | - | - | - | - | 11% | 11% | 11% | - | 6% | - | - | - | - | - | - | - | - | - | 6% | - | 56% |
| HR BBB - | 23 | - | - | - | 4% | 4% | 4% | 9% | 4% | - | 4% | 4% | - | - | - | - | - | - | - | - | 22% | - | 43% |
| HR BB + | 21 | - | - | - | - | - | - | - | 5% | 10% | - | - | 5% | - | - | - | - | - | - | - | 14% | - | 67% |
| HR BB | 11 | - | - | - | - | - | - | - | - | - | 18% | - | - | - | - | - | - | - | - | - | 27% | - | 55% |
| HR BB - | 4 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 25% | - | 75% |
| HR B + | 2 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR B | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - |
| HR B - | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR C + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 169 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

**- Ten- Year Financial Institutions, Short Term Local Transition Matrix – 2015-2025**

### Financial Institutions Short Term Local Issuers - 10 Year Transition and Default Rates
### (December 31, 2015 through December 31, 2025)

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2015 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 | HR1 | HR2 | HR3 | HR4 | HR5 | Default | Paid Off | Withdrawn (Other) |
| HR+1 | 18 | 94% | - | - | - | - | - | - | - | 6% |
| HR1 | 11 | 9% | 55% | - | - | - | - | 9% | - | 27% |
| HR2 | 24 | 4% | 38% | 13% | - | 4% | - | 13% | - | 29% |
| HR3 | 53 | - | 2% | 23% | 11% | 2% | - | 11% | - | 51% |
| HR4 | 38 | - | - | - | 13% | 3% | - | 18% | - | 66% |
| HR5 | 2 | - | - | - | - | - | - | 50% | - | 50% |
| TOTAL | 146 | | | | | | | | | |

Source: HR Ratings



## - Ten- Year Financial Institutions, Long Term Global Transition Matrix – 2015-2025

**Financial Institutions Long Term Global Issuers - 10 Year Transition and Default Rates**
**(December 31, 2015 through December 31, 2025)**

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2015 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA (G) | HR AA + (G) | HR AA (G) | HR AA - (G) | HR A + (G) | HR A (G) | HR A - (G) | HR BBB + (G) | HR BBB (G) | HR BBB - (G) | HR BB + (G) | HR BB (G) | HR BB - (G) | HR B + (G) | HR B (G) | HR B - (G) | HR C + (G) | HR C (G) | HR C - (G) | Default | Paid Off | Withdrawn (Other) |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - (G) | 3 | - | - | - | - | - | - | - | 33% | - | - | - | - | - | - | - | - | - | - | - | - | 33% | 33% |
| HR BBB + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - (G) | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - |
| HR BB + (G) | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - |
| HR BB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - (G) | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 6 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings


# Credit Ratings Performance Measurement Statistics

**- Ten- Year Financial Institutions, Short Term Global Transition Matrix – 2015-2025**

*The ten-year Financial Institutions Short Term Global Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing Short Term Global Financial Institutions ratings as of 2019.



## - One- Year Corporates, Long Term Local Transition Matrix – 2024-2025

**Corporate Long Term Local Issuers - 1 Year Transition and Default Rates**
(December 31, 2024 through December 31, 2025)

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Credit Rating Scale** | **Number of Ratings Outstanding** | **HR AAA** | **HR AA +** | **HR AA** | **HR AA -** | **HR A +** | **HR A** | **HR A -** | **HR BBB +** | **HR BBB** | **HR BBB -** | **HR BB +** | **HR BB** | **HR BB -** | **HR B +** | **HR B** | **HR B -** | **HR C +** | **HR C** | **HR C -** | **Default** | **Paid Off** | **Withdrawn (Other)** |
| **HR AAA** | 36 | 89% | 3% | - | 3% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 6% |
| **HR AA +** | 11 | - | 64% | 27% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 9% |
| **HR AA** | 12 | - | 25% | 58% | 8% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 8% |
| **HR AA -** | 10 | - | - | 10% | 40% | 10% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 40% |
| **HR A +** | 11 | - | - | - | 27% | 55% | 9% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 9% |
| **HR A** | 7 | - | - | - | - | - | 57% | 29% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 14% |
| **HR A -** | 3 | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR BBB +** | 2 | - | - | - | - | 50% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 50% |
| **HR BBB** | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| **HR BBB -** | 1 | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR BB +** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR BB** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR BB -** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B +** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B -** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR C +** | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - |
| **HR C** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR C -** | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - |
| **TOTAL** | **96** | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

**- One- Year Corporates, Short Term Local Transition Matrix – 2024-2025**

**Corporate Short Term Local Issuers - 1 Year Transition and Default Rates**
**(December 31, 2024 through December 31, 2025)**

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 | HR1 | HR2 | HR3 | HR4 | HR5 | Default | Paid Off | Withdrawn (Other) |
| HR+1 | 37 | 89% | 5% | - | - | - | - | - | - | 5% |
| HR1 | 32 | - | 78% | 3% | - | - | - | - | - | 19% |
| HR2 | 21 | - | 19% | 71% | - | - | - | - | - | 10% |
| HR3 | 2 | - | - | - | 50% | - | - | - | - | 50% |
| HR4 | - | - | - | - | - | - | - | - | - | - |
| HR5 | 2 | - | - | - | - | - | 100% | - | - | - |
| TOTAL | 94 | | | | | | | | | |

Source: HR Ratings



## - One- Year Corporates, Long Term Global Transition Matrix – 2024-2025

**Corporate Issuers Long Term Global Issuers- 1 Year Transition and Default Rates**
**(December 31, 2024 through December 31, 2025)**

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Credit Rating Scale** | **Number of Ratings Outstanding** | **HR AAA (G)** | **HR AA + (G)** | **HR AA (G)** | **HR AA - (G)** | **HR A + (G)** | **HR A (G)** | **HR A - (G)** | **HR BBB + (G)** | **HR BBB (G)** | **HR BBB - (G)** | **HR BB + (G)** | **HR BB (G)** | **HR BB - (G)** | **HR B + (G)** | **HR B (G)** | **HR B - (G)** | **HR C + (G)** | **HR C (G)** | **HR C - (G)** | **Default** | **Paid Off** | **Withdrawn (Other)** |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | 1 | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | 3 | - | - | - | 33% | 67% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | 13 | - | - | - | - | 31% | 38% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 31% |
| HR A - (G) | 18 | - | - | - | - | - | 6% | 28% | 39% | - | 6% | - | - | - | - | - | - | - | - | - | 6% | - | 17% |
| HR BBB + (G) | 29 | - | 3% | - | 3% | - | - | 3% | 38% | 14% | 3% | - | - | - | - | - | - | - | - | - | - | - | 34% |
| HR BBB (G) | 23 | - | - | - | - | - | - | - | - | 30% | 13% | 13% | 13% | - | - | - | - | - | - | - | - | - | 30% |
| HR BBB - (G) | 22 | - | - | - | - | - | - | - | - | 5% | 41% | - | 32% | - | - | - | - | - | - | - | - | - | 23% |
| HR BB + (G) | 20 | - | - | - | - | - | - | - | - | 10% | 5% | 10% | 5% | 15% | 5% | - | - | - | - | - | 5% | - | 45% |
| HR BB (G) | 4 | - | - | - | - | - | - | - | - | - | - | - | 25% | 50% | 25% | - | - | - | - | - | - | - | - |
| HR BB - (G) | 4 | - | - | - | - | - | - | - | - | - | - | - | - | 75% | 25% | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - |
| HR B - (G) | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **TOTAL** | 139 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

**- One- Year Corporates, Short Term Global Transition Matrix – 2024-2025**

### Corporate Short Term Global Issuers - 1 Year Transition and Default Rates
### (December 31, 2024 through December 31, 2025)

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 (G) | HR1 (G) | HR2 (G) | HR3 (G) | HR4 (G) | HR5 (G) | Default | Paid Off | Withdrawn (Other) |
| HR+1 (G) | - | - | - | - | - | - | - | - | - | - |
| HR1 (G) | - | - | - | - | - | - | - | - | - | - |
| HR2 (G) | 1 | - | - | 100% | - | - | - | - | - | - |
| HR3 (G) | - | - | - | - | - | - | - | - | - | - |
| HR4 (G) | - | - | - | - | - | - | - | - | - | - |
| HR5 (G) | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 1 | | | | | | | | | |

Source: HR Ratings



Credit Rating Agency

# Credit Ratings Performance Measurement Statistics

## - Three- Year Corporates, Long Term Local Transition Matrix – 2022-2025

**Corporate Long Term Local Issuers - 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2022- 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA | HR AA + | HR AA | HR AA - | HR A + | HR A | HR A - | HR BBB + | HR BBB | HR BBB - | HR BB + | HR BB | HR BB - | HR B + | HR B | HR B - | HR C + | HR C | HR C - | Default | Paid Off | Withdrawn (Other) |
| HR AAA | 23 | 78% | 9% | - | 4% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 9% |
| HR AA + | 13 | 46% | 15% | 15% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 23% |
| HR AA | 9 | 11% | 33% | 44% | - | 11% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - | 11 | - | 18% | 18% | 9% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 55% |
| HR A + | 9 | 11% | - | 11% | 11% | 33% | 11% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 22% |
| HR A | 10 | - | - | - | 30% | - | 20% | 10% | - | - | - | - | - | - | - | - | - | - | - | - | 10% | - | 30% |
| HR A - | 9 | - | - | - | - | 33% | 11% | 11% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 44% |
| HR BBB + | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR BBB | 2 | - | - | - | - | - | - | 50% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 50% |
| HR BBB - | 3 | - | - | - | - | - | - | 33% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 67% |
| HR BB + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - | 1 | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - |
| HR C | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - |
| HR C - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 93 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

**- Three- Year Corporates, Short Term Local Transition Matrix – 2022-2025**

**Corporate Short Term Local Issuers - 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Credit Rating Scale** | **Number of Ratings Outstanding** | **HR+1** | **HR1** | **HR2** | **HR3** | **HR4** | **HR5** | **Default** | **Paid Off** | **Withdrawn (Other)** |
| HR+1 | 25 | 80% | 12% | - | - | - | - | - | - | 8% |
| HR1 | 28 | 21% | 54% | 4% | - | - | - | - | - | 21% |
| HR2 | 27 | 4% | 22% | 37% | - | - | - | 4% | - | 33% |
| HR3 | 7 | - | - | 43% | - | - | - | - | - | 57% |
| HR4 | 1 | - | - | - | 100% | - | - | - | - | - |
| HR5 | 2 | - | - | - | - | - | 50% | 50% | - | - |
| **TOTAL** | **90** | | | | | | | | | |

Source: HR Ratings



## - Three- Year Corporates, Long Term Global Transition Matrix – 2022-2025

**Corporate Long Term Global Issuers - 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2022- 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Credit Rating Scale** | **Number of Ratings Outstanding** | **HR AAA (G)** | **HR AA + (G)** | **HR AA (G)** | **HR AA - (G)** | **HR A + (G)** | **HR A (G)** | **HR A - (G)** | **HR BBB + (G)** | **HR BBB (G)** | **HR BBB - (G)** | **HR BB + (G)** | **HR BB (G)** | **HR BB - (G)** | **HR B + (G)** | **HR B (G)** | **HR B - (G)** | **HR C + (G)** | **HR C (G)** | **HR C - (G)** | **Default** | **Paid Off** | **Withdrawn (Other)** |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | 2 | - | - | - | - | - | - | - | 50% | - | - | - | - | - | - | - | - | - | - | - | - | - | 50% |
| HR A (G) | 5 | - | - | - | - | - | - | 20% | 20% | - | - | - | - | 20% | - | - | - | - | - | - | - | - | 40% |
| HR A - (G) | 11 | - | - | - | - | - | - | 18% | - | - | 9% | - | - | 9% | - | - | - | - | - | - | - | 9% | 55% |
| HR BBB + (G) | 15 | - | - | - | - | 7% | - | - | 27% | 27% | 7% | 7% | - | 7% | - | - | - | - | - | - | - | 7% | 13% |
| HR BBB (G) | 16 | - | 6% | - | 6% | - | - | - | 6% | 6% | 6% | - | 6% | - | - | - | - | - | - | - | - | 13% | 50% |
| HR BBB - (G) | 12 | - | - | - | - | - | - | - | 8% | - | 17% | - | - | 8% | 8% | - | - | - | - | - | 17% | 17% | 25% |
| HR BB + (G) | 6 | - | - | - | - | - | - | - | - | - | 17% | 17% | - | 17% | - | - | - | - | - | - | 33% | - | 17% |
| HR BB (G) | 2 | - | - | - | - | - | - | - | - | - | - | - | - | 50% | - | - | - | - | - | - | - | - | 50% |
| HR BB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **TOTAL** | **70** | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings


**- Three- Year Corporates, Short Term Global Transition Matrix – 2022-2025**

*The three-year Corporates Short Term Global Transition Matrix cannot be calculated due to the fact that HR Ratings has not been determining credit ratings for the length necessary to produce 3 year Transition/ Default Matrix for 2022-2025.



HR Ratings® Credit Rating Agency

# Credit Ratings Performance Measurement Statistics

## - Ten- Year Corporates, Long Term Local Transition Matrix – 2015-2025

**Corporate Long Term Local Issuers - 10 Years Transition and Default Rates**
**(December 31, 2015 through December 31, 2025)**

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2015- 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA | HR AA + | HR AA | HR AA - | HR A + | HR A | HR A - | HR BBB + | HR BBB | HR BBB - | HR BB + | HR BB | HR BB - | HR B + | HR B | HR B - | HR C + | HR C | HR C - | Default | Paid Off | Withdrawn (Other) |
| HR AAA | 6 | 33% | 17% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 50% |
| HR AA + | 5 | 40% | - | - | - | 20% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 20% | 20% |
| HR AA | 4 | 50% | 25% | 25% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - | 3 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - |
| HR A + | 5 | - | - | - | 20% | 20% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 40% | - | 20% |
| HR A | 6 | - | - | 17% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 33% | - | 50% |
| HR A - | 3 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 33% | 67% |
| HR BBB + | 4 | - | - | - | - | - | - | 50% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 50% |
| HR BBB | 4 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR BBB - | 4 | - | - | - | - | - | - | - | - | - | 25% | - | - | - | - | - | - | - | - | - | - | - | 75% |
| HR BB + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR BB - | 3 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR B + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C | 2 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - |
| HR C - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 50 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

**- Ten- Year Corporates, Short Term Local Transition Matrix – 2015-2025**

### Corporate Short Term Local Issuers - 10 Years Transition and Default Rates
### (December 31, 2015 through December 31, 2025)

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2015 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 | HR1 | HR2 | HR3 | HR4 | HR5 | Default | Paid Off | Withdrawn (Other) |
| HR+1 | 6 | - | - | - | - | - | - | - | 33% | 67% |
| HR1 | 2 | - | - | - | - | - | - | - | - | 100% |
| HR2 | 4 | - | - | - | - | - | - | - | - | 100% |
| HR3 | 5 | - | - | - | 20% | - | - | - | 20% | 60% |
| HR4 | 2 | - | - | - | - | - | - | - | - | 100% |
| HR5 | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 19 | | | | | | | | | |

Source: HR Ratings



# Credit Ratings Performance Measurement Statistics

HR Ratings® Credit Rating Agency

NRSRO Ratings

## - Ten- Year Corporates, Long Term Global Transition Matrix – 2015-2025

**Corporate Long Term Global Issuers - 10 Years Transition and Default Rates**
**(December 31, 2015 through December 31, 2025)**

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2015- 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Credit Rating Scale** | **Number of Ratings Outstanding** | **HR AAA (G)** | **HR AA + (G)** | **HR AA (G)** | **HR AA - (G)** | **HR A + (G)** | **HR A (G)** | **HR A - (G)** | **HR BBB + (G)** | **HR BBB (G)** | **HR BBB - (G)** | **HR BB + (G)** | **HR BB (G)** | **HR BB - (G)** | **HR B + (G)** | **HR B (G)** | **HR B - (G)** | **HR C + (G)** | **HR C (G)** | **HR C - (G)** | **Default** | **Paid Off** | **Withdrawn (Other)** |
| **HR AAA (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR AA + (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR AA (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR AA - (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR A + (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR A (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR A - (G)** | 2 | - | - | - | - | - | - | - | 50% | - | - | - | - | - | - | - | - | - | - | - | - | - | 50% |
| **HR BBB + (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR BBB (G)** | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - |
| **HR BBB - (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR BB + (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR BB (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR BB - (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B + (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B - (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR C + (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR C (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR C - (G)** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **TOTAL** | 3 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings


**- Ten- Year Corporates, Short Term Global Transition Matrix – 2015-2025**

*The ten-year Corporates Short Term Global Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing Short Term Global Corporates ratings as of 2018.



# Credit Ratings Performance Measurement Statistics

## - One- Year Sovereign Issuers, Long Term Global Transition Matrix – 2024-2025

**Sovereign Long Term Issuers - 1 Year Transition and Default Rates**
**(December 31, 2024 through December 31, 2025)**

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA (G) | HR AA + (G) | HR AA (G) | HR AA - (G) | HR A + (G) | HR A (G) | HR A - (G) | HR BBB + (G) | HR BBB (G) | HR BBB - (G) | HR BB + (G) | HR BB (G) | HR BB - (G) | HR B + (G) | HR B (G) | HR B - (G) | HR C + (G) | HR C (G) | HR C - (G) | Default | Paid Off | Withdrawn (Other) |
| HR AAA (G) | 2 | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | 1 | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - (G) | 1 | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB + (G) | 1 | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB (G) | 1 | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB (G) | 1 | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 7 | | | | | | | | | | | | | | | | | | | | | | |

Source : HR Ratings



# Credit Ratings Performance Measurement Statistics

**- One- Year Sovereign Issuers, Short Term Global Transition Matrix – 2024-2025**

**Sovereign Short Term Issuers - 1 Year Transition and Default Rates**
**(December 31, 2024 through December 31, 2025)**

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR +1 (G) | HR1(G) | HR2 (G) | HR3 (G) | HR4 (G) | HR5 (G) | Default | Paid Off | Withdrawn (Other) |
| HR+1 (G) | 2 | 100% | - | - | - | - | - | - | - | - |
| HR1 (G) | 1 | - | 100% | - | - | - | - | - | - | - |
| HR2 (G) | 1 | - | - | 100% | - | - | - | - | - | - |
| HR3 (G) | 2 | - | - | - | 100% | - | - | - | - | - |
| HR4 (G) | 1 | - | - | - | - | 100% | - | - | - | - |
| HR5 (G) | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 7 | | | | | | | | | |

Source : HR Ratings



# Credit Ratings Performance Measurement Statistics

## - Three- Year Sovereign Issuers, Long Term Global Transition Matrix – 2022-2025

**Sovereign Long Term Issuers - 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA (G) | HR AA + (G) | HR AA (G) | HR AA - (G) | HR A + (G) | HR A (G) | HR A - (G) | HR BBB + (G) | HR BBB (G) | HR BBB - (G) | HR BB + (G) | HR BB (G) | HR BB - (G) | HR B + (G) | HR B (G) | HR B - (G) | HR C + (G) | HR C (G) | HR C - (G) | Default | Paid Off | Withdrawn (Other) |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | 1 | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | 1 | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - (G) | 1 | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB + (G) | 1 | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - (G) | 1 | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **TOTAL** | **5** | | | | | | | | | | | | | | | | | | | | | | |

Source : HR Ratings



# Credit Ratings Performance Measurement Statistics

**- Three- Year Sovereign Issuers, Short Term Global Transition Matrix – 2022-2025**

## Sovereign Short Term Issuers - 3 Year Transition and Default Rates
## (December 31, 2022 through December 31, 2025)

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 (G) | HR1 (G) | HR2 (G) | HR3 (G) | HR4 (G) | HR5 (G) | Default | Paid Off | Withdrawn (Other) |
| HR+1 (G) | 1 | 100% | - | - | - | - | - | - | - | - |
| HR1 (G) | 1 | - | 100% | - | - | - | - | - | - | - |
| HR2 (G) | 1 | - | - | - | 100% | - | - | - | - | - |
| HR3 (G) | 1 | - | - | - | 100% | - | - | - | - | - |
| HR4 (G) | 1 | - | - | - | - | 100% | - | - | - | - |
| HR5 (G) | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 5 | | | | | | | | | |

Source : HR Ratings


## - Ten- Year Sovereign Issuers, Long Term Global Transition Matrix – 2015-2025

**Sovereign Long Term Issuers - 10 Years Transition and Default Rates**
**(December 31, 2015 through December 31, 2025)**

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2015 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA (G) | HR AA + (G) | HR AA (G) | HR AA - (G) | HR A + (G) | HR A (G) | HR A - (G) | HR BBB + (G) | HR BBB (G) | HR BBB - (G) | HR BB + (G) | HR BB (G) | HR BB - (G) | HR B + (G) | HR B (G) | HR B - (G) | HR C + (G) | HR C (G) | HR C - (G) | Default | Paid Off | Withdrawn (Other) |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - (G) | 1 | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB + (G) | 1 | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **TOTAL** | 2 | | | | | | | | | | | | | | | | | | | | | | |

Source : HR Ratings


**- Ten- Year Sovereign Issuers, Short Term Global Transition Matrix – 2015-2025**

### Sovereign Short Term Issuers - 10 Year Transition and Default Rates
### (December 31, 2015 through December 31, 2025)

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | Other Outcomes During 12/31/2015 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR+1 (G) | HR1 (G) | HR2 (G) | HR3 (G) | HR4 (G) | HR5 (G) | Default | Paid Off | Withdrawn (Other) |
| HR+1 (G) | - | - | - | - | - | - | - | - | - | - |
| HR1 (G) | - | - | - | - | - | - | - | - | - | - |
| HR2 (G) | 1 | - | - | - | 100% | - | - | - | - | - |
| HR3 (G) | 1 | - | - | - | 100% | - | - | - | - | - |
| HR4 (G) | - | - | - | - | - | - | - | - | - | - |
| HR5 (G) | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 2 | | | | | | | | | |

Source : HR Ratings


**- One- Year U.S. Public Finance, Long Term Global Transition Matrix – 2024-2025**

*The one-year U.S. Public Finance Long Term Global Transition Matrix cannot be calculated due to the fact that HR Ratings has not been determining credit ratings for the length necessary to produce 1 year Transition/ Default Matrix for 2024-2025.



# Credit Ratings Performance Measurement Statistics

**- One- Year U.S. Public Finance, Short Term Global Transition Matrix – 2024-2025**

*The one-year U.S. Public Finance Short Term Global Transition Matrix cannot be calculated due to the fact that HR Ratings hasn't issued Short Term Global U.S Public Finance ratings.



Credit Rating Agency

# Credit Ratings Performance Measurement Statistics

## -Three- Year U.S. Public Finance, Long Term Global Transition Matrix – 2022-2025

**U.S Public Finance Global- 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA (G) | HR AA + (G) | HR AA (G) | HR AA - (G) | HR A + (G) | HR A (G) | HR A - (G) | HR BBB + (G) | HR BBB (G) | HR BBB - (G) | HR BB + (G) | HR BB (G) | HR BB - (G) | HR B + (G) | HR B (G) | HR B - (G) | HR C + (G) | HR C (G) | HR C - (G) | Default | Paid Off | Withdrawn (Other) |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB + (G) | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR BBB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 1 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings


**-Three- Year U.S. Public Finance, Short Term Global Transition Matrix – 2022-2025**

*The three-year U.S. Public Finance Short Term Global Transition Matrix cannot be calculated due to the fact that HR Ratings hasn't issued Short Term Global U.S Public Finance ratings.



## - Ten- Year U.S. Public Finance, Long Term Global Transition Matrix – 2015-2025

**U.S Public Finance Global- 10 Year Transition and Default Rates**
**(December 31, 2015 through December 31, 2025)**

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2015 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA (G) | HR AA + (G) | HR AA (G) | HR AA - (G) | HR A + (G) | HR A (G) | HR A - (G) | HR BBB + (G) | HR BBB (G) | HR BBB - (G) | HR BB + (G) | HR BB (G) | HR BB - (G) | HR B + (G) | HR B (G) | HR B - (G) | HR C + (G) | HR C (G) | HR C - (G) | Default | Paid Off | Withdrawn (Other) |
| HR AAA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR AA - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR A - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - (G) | 1 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% |
| HR BB + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - (G) | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 1 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings


**- Ten- Year U.S. Public Finance, Short Term Global Transition Matrix – 2015-2025**

*The ten-year U.S. Public Finance Short Term Global Transition Matrix cannot be calculated due to the fact that HR Ratings hasn't issued Short Term Global U.S Public Finance ratings.



## - One- Year International Public Finance, Long Term Local Transition Matrix – 2024-2025

**International Public Finance Issuers - 1 Year Transition and Default Rates**
**(December 31, 2024 through December 31, 2025)**

| Credit Ratings as of 12/31/2024 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2024 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA | HR AA + | HR AA | HR AA - | HR A + | HR A | HR A - | HR BBB + | HR BBB | HR BBB - | HR BB + | HR BB | HR BB - | HR B + | HR B | HR B - | HR C + | HR C | HR C - | HR D | Paid Off | Withdrawn (Other) |
| HR AAA | 224 | 87% | 1% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 11% | 1% |
| HR AA + | 65 | 9% | 62% | - | 2% | 2% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 23% | 3% |
| HR AA | 23 | 13% | 26% | 57% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 4% | - |
| HR AA - | 15 | - | - | 13% | 67% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 13% | 7% |
| HR A + | 31 | - | - | 3% | 29% | 42% | 6% | - | 3% | - | - | - | - | - | - | - | - | - | - | - | - | - | 16% |
| HR A | 17 | - | - | - | 6% | 29% | 59% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 6% |
| HR A - | 15 | - | - | - | - | 13% | 47% | 27% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 13% |
| HR BBB + | 11 | - | - | - | - | - | - | 55% | 27% | 9% | - | - | - | - | - | - | - | - | - | - | - | - | 9% |
| HR BBB | 4 | - | - | - | - | - | - | - | 50% | 25% | 25% | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BBB - | 3 | - | - | - | - | - | - | - | - | 33% | 67% | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB + | 3 | - | - | - | - | - | - | - | - | - | 33% | 67% | - | - | - | - | - | - | - | - | - | - | - |
| HR BB | 2 | - | - | - | - | - | - | - | - | - | - | 50% | 50% | - | - | - | - | - | - | - | - | - | - |
| HR BB - | 1 | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - |
| HR B + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C + | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 414 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings


**- One- Year International Public Finance, Short Term Local Transition Matrix – 2024-2025**

*The one-year International Public Finance Short Term Transition Matrix cannot be calculated due to the fact that HR Ratings hasn't issued Short Term International Public Finance ratings.



# Credit Ratings Performance Measurement Statistics

## - Three- Year International Public Finance, Long Term Local Transition Matrix – 2022-2025

**International Public Finance Long Term Local Issuers - 3 Year Transition and Default Rates**
**(December 31, 2022 through December 31, 2025)**

| Credit Ratings as of 12/31/2022 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2022 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating Scale | Number of Ratings Outstanding | HR AAA | HR AA + | HR AA | HR AA - | HR A + | HR A | HR A - | HR BBB + | HR BBB | HR BBB - | HR BB + | HR BB | HR BB - | HR B + | HR B | HR B - | HR C + | HR C | HR C - | Default | Paid Off | Withdrawn (Other) |
| HR AAA | 207 | 43% | 2% | - | 1% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 42% | 12% |
| HR AA + | 71 | 23% | 30% | 1% | 1% | 1% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 39% | 4% |
| HR AA | 40 | 10% | 40% | 10% | 3% | 3% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 33% | 3% |
| HR AA - | 19 | - | 26% | 26% | 11% | 5% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 32% | - |
| HR A + | 18 | 6% | - | 17% | 33% | 28% | 6% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 11% |
| HR A | 18 | - | - | 11% | 28% | 39% | 11% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 6% | 6% |
| HR A - | 15 | - | - | - | 13% | 13% | 53% | 7% | 7% | - | - | - | - | - | - | - | - | - | - | - | - | - | 7% |
| HR BBB + | 13 | - | - | - | - | 15% | 23% | 23% | 15% | 8% | - | - | - | - | - | - | - | - | - | - | - | - | 15% |
| HR BBB | 14 | - | - | - | - | - | 36% | 36% | - | 7% | - | 7% | - | - | - | - | - | - | - | - | - | - | 14% |
| HR BBB - | 3 | - | - | - | - | 67% | - | - | 33% | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR BB + | 5 | - | - | - | - | - | - | - | 40% | 20% | 20% | - | - | - | - | - | - | - | - | - | - | - | 20% |
| HR BB | 2 | - | - | - | - | - | - | - | - | - | 50% | 50% | - | - | - | - | - | - | - | - | - | - | - |
| HR BB - | 2 | - | - | - | - | - | - | - | - | - | 50% | 50% | - | - | - | - | - | - | - | - | - | - | - |
| HR B + | 1 | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - |
| HR B | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR B - | 1 | - | - | - | - | - | - | - | - | - | - | 100% | - | - | - | - | - | - | - | - | - | - | - |
| HR C + | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| HR C - | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| TOTAL | 429 | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings


**- Three- Year International Public Finance, Short Term Local Transition Matrix – 2022-2025**

*The three-year International Public Finance Short Term Transition Matrix cannot be calculated due to the fact that HR Ratings hasn't issued Short Term International Public Finance ratings.



# Credit Ratings Performance Measurement Statistics

## - Ten- Year International Public Finance, Long Term Local Transition Matrix – 2015-2025

**International Public Finance Long Term Local Issuers - 10 Year Transition and Default Rates**
**(December 31, 2015 through December 31, 2025)**

| Credit Ratings as of 12/31/2015 | | Credit Ratings as of 12/31/2025 (Percent) | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2015 - 12/31/2025 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Credit Rating Scale** | **Number of Ratings Outstanding** | **HR AAA** | **HR AA +** | **HR AA** | **HR AA -** | **HR A +** | **HR A** | **HR A -** | **HR BBB +** | **HR BBB** | **HR BBB -** | **HR BB +** | **HR BB** | **HR BB -** | **HR B +** | **HR B** | **HR B -** | **HR C +** | **HR C** | **HR C -** | **HR D** | **Paid Off** | **Withdrawn (Other)** |
| **HR AAA** | 15 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 100% | - |
| **HR AA +** | 34 | 44% | 15% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 38% | 3% |
| **HR AA** | 83 | 10% | 6% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 69% | 16% |
| **HR AA -** | 38 | 11% | 5% | 5% | 5% | 3% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 58% | 13% |
| **HR A +** | 26 | - | 15% | - | - | - | 4% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 62% | 19% |
| **HR A** | 15 | - | - | 13% | 33% | 13% | 7% | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 33% | - |
| **HR A -** | 12 | - | - | 8% | 8% | 8% | 17% | 8% | - | 8% | - | - | - | - | - | - | - | - | - | - | - | 17% | 25% |
| **HR BBB +** | 13 | - | - | 8% | 8% | 15% | 8% | 8% | - | - | 8% | - | - | - | - | - | - | - | - | - | - | 38% | 8% |
| **HR BBB** | 18 | - | 6% | 6% | - | 17% | 6% | 6% | 11% | 6% | - | - | - | - | - | - | - | - | - | - | 6% | 11% | 28% |
| **HR BBB -** | 19 | - | - | - | - | 5% | 16% | 21% | 5% | - | - | 11% | - | 5% | - | - | - | - | - | - | - | - | 37% |
| **HR BB +** | 17 | - | - | - | - | 12% | 24% | 6% | 6% | 6% | - | - | - | - | - | - | - | - | - | - | 12% | 12% | 24% |
| **HR BB** | 7 | - | - | - | 14% | - | - | - | - | - | 14% | 14% | - | - | - | - | - | - | - | - | 29% | - | 29% |
| **HR BB -** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B +** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR B -** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR C +** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR C** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **HR C -** | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **TOTAL** | **297** | | | | | | | | | | | | | | | | | | | | | | |

Source: HR Ratings


# Credit Ratings Performance Measurement Statistics

**- Ten- Year International Public Finance, Short Term Transition Matrix – 2015-2025**

*The ten-year International Public Finance Short Term Transition Matrix cannot be calculated due to the fact that HR Ratings hasn't issued Short Term International Public Finance ratings.



# Credit Ratings Performance Measurement Statistics

**Long Term Local Rating Scale**

| Symbol | Definition of the Rating |
| --- | --- |
| HR AAA | The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk. |
| HR AA | The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios. |
| HR A | The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk. |
| HR BBB | The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios. |
| HR BB | The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk. |
| HR B | The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue or issuer is susceptible to falling into default. |
| HR C | The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments. |
| HR D | The issuer or issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term. |

*Our ratings range from HR AAA to HR D, a plus or minus sign may be included in the range from HR AA to HR C, to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.*



# Credit Ratings Performance Measurement Statistics

**Short Term Local Rating Scale**

| Symbol | Definition of the Rating |
|---|---|
| HR1 | The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1. |
| HR2 | The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments. |
| HR3 | The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments. |
| HR4 | The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk. These instruments are susceptible to falling into default. |
| HR5 | The issuer or offering is highly probable they will fall into default on the payment of debt obligations. |
| HR D | The issuer or offering given this rating has the lowest credit rating and they are already in default. |

*To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.*

*\*Short-term refers to a period shorter than twelve months*



# Credit Ratings Performance Measurement Statistics

**Long Term Global Rating Scale**

| Symbol | Definition of the Rating |
|---|---|
| **HR AAA (G)** | The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk on a global scale basis. |
| **HR AA (G)** | The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk on a global scale basis, under adverse economic scenarios. |
| **HR A (G)** | The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk on a global scale basis. |
| **HR BBB (G)** | The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk on a global scale, with weakness in the ability to pay in adverse economic scenarios. |
| **HR BB (G)** | The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk on a global scale basis. |
| **HR B (G)** | The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk on a global scale. The issue or issuer is susceptible to falling into default. |
| **HR C (G)** | The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments. |
| **HR D (G)** | The issuer or issue with this rating has the lowest rating on a global scale basis. The issue is already in, or is highly likely to fall into, default in the short term. |

*Our ratings range from HR AAA (G) to HR D (G), a plus or minus sign may be included in the range from HR AA (G) to HR C (G), to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.*



# Credit Ratings Performance Measurement Statistics

**Short Term Global Rating Scale**

| Symbol | Definition of the Rating |
|---|---|
| **HR1 (G)** | The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk on a global scale basis. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1 (G). |
| **HR2 (G)** | The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis. |
| **HR3 (G)** | The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis. |
| **HR4 (G)** | The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk on a global scale basis. These instruments are susceptible to falling into default. |
| **HR5 (G)** | The issuer or offering is highly probable they will fall into default on the payment of debt obligations. |
| **HR D (G)** | The issuer or offering given this rating has the lowest credit rating and they are already in default. |

*To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.*

*\*Short-term refers to a period shorter than twelve months*



# Credit Ratings Performance Measurement Statistics

**Local Rating Scale for Structured Finance**

| Symbol | Definition of the Rating |
|---|---|
| HR AAA (E) | The issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk. |
| HR AA (E) | The issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios. |
| HR A (E) | The issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk. |
| HR BBB (E) | The issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios. |
| HR BB (E) | The issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk. |
| HR B (E) | The issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue is susceptible to falling into default. |
| HR C (E) | The issue with this rating exhibits high probability of falling into default in debt obligation payments. |
| HR D (E) | The issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term. |

*Our ratings range from HR AAA (E) to HR D (E), a plus or minus sign may be included in the range from HR AA (E) to HR C (E), to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.*



# Credit Ratings Performance Measurement Statistics

**Global Rating Scale for Structured Finance**

| Symbol | Definition of the Rating |
|---|---|
| HR AAA (G)(E) | The issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk on a global scale basis. |
| HR AA (G)(E) | The issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk on a global scale basis, under adverse economic scenarios. |
| HR A (G)(E) | The issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk on a global scale basis. |
| HR BBB (G)(E) | The issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk on a global scale, with weakness in the ability to pay in adverse economic scenarios. |
| HR BB (G)(E) | The issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk on a global scale basis. |
| HR B (G)(E) | The issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk on a global scale. The issue is susceptible to falling into default. |
| HR C (G)(E) | The issue with this rating exhibits high probability of falling into default in debt obligation payments. |
| HR D (G)(E) | The issue with this rating has the lowest rating on a global scale basis. The issue is already in, or is highly likely to fall into, default in the short term. |

*Our ratings range from HR AAA (G)(E) to HR D (G)(E), a plus or minus sign may be included in the range from HR AA (G)(E) to HR C (G)(E), to indicate strength or weakness within a general rating category. To indicate the rating is a limited rating, HR Ratings assigns at the end of each rating the symbol "(L)". HR Ratings could also assign the symbol "P" to indicate a preliminary rating or the symbol (I) which refers to an indicative level.*



# Credit Ratings Performance Measurement Statistics

**Credit Risk Rating Scale for Investment Funds**

| Symbol | Definition of the Rating |
|---|---|
| **HR AAA** | The Investment Fund with this rating is considered to have the highest credit quality and has a credit risk like an instrument with the minimum credit risk. |
| **HR AA** | The Investment Fund with this rating is considered to have high credit quality and has a credit risk like an instrument with a very low credit risk. |
| **HR A** | The Investment Fund with this rating is considered to have an adequate credit quality and has a credit risk like an instrument with a low credit risk. |
| **HR BBB** | The Investment Fund with this rating is considered to have a moderate credit quality and has a credit risk like an instrument with a moderate credit risk. |
| **HR BB** | The Investment Fund with this rating is considered to have an inadequate credit quality and has a credit risk like an instrument with a high credit risk. |
| **HR B** | The Investment Fund with this rating is considered to have a low credit quality and has a credit risk like an instrument with a very high credit risk. |
| **HR C** | The Investment Fund with this rating is considered to have a very low credit quality and has a credit risk like an instrument with an extremely credit risk. |
| **HR D** | The Investment Fund with this rating is considered to have the lowest credit quality and has a credit risk like an instrument in default. |



# Credit Ratings Performance Measurement Statistics

**Short-Term Market Risk Rating Scale for Investment Funds**

| Symbol | Definition of the Rating |
|--------|--------------------------|
| **1CP** | The asset portfolio has extremely low sensitivity to changes in market conditions. |
| **2CP** | The asset portfolio has low sensitivity to changes in market conditions. |
| **3CP** | The asset portfolio has low to moderate sensitivity to changes in market conditions. |
| **4CP** | The asset portfolio is moderately sensitive to changes in market conditions. |
| **5CP** | The asset portfolio has moderate to high sensitivity to changes in market conditions. |
| **6CP** | The asset portfolio is highly sensitive to changes in market conditions. |
| **7CP** | The asset portfolio is extremely sensitive to changes in market conditions. |



# Credit Ratings Performance Measurement Statistics

**Long-Term Market Risk Rating Scale for Investment Funds**

| Symbol | Definition of the Rating |
|---|---|
| **1LP** | The asset portfolio has extremely low sensitivity to changes in market conditions. |
| **2LP** | The asset portfolio has low sensitivity to changes in market conditions. |
| **3LP** | The asset portfolio has low to moderate sensitivity to changes in market conditions. |
| **4LP** | The asset portfolio is moderately sensitive to changes in market conditions. |
| **5LP** | The asset portfolio has moderate to high sensitivity to changes in market conditions. |
| **6LP** | The asset portfolio is highly sensitive to changes in market conditions. |
| **7LP** | The asset portfolio is extremely sensitive to changes in market conditions. |


**Default Criteria**

HR Ratings' Default Criteria is as follows:

a) For the purposes of debt instruments:
   i. A default is regarded as any delay, suspension, partial or total noncompliance with mandatory interest and principal payments, in accordance with the terms, conditions and deadlines originally agreed upon. A default may be deemed to exist if HR Ratings identifies an imminent default on mandatory debt service, even if this has not been confirmed, for example, an entity in the process of bankruptcy, liquidation or termination of operations.
   ii. A "technical" default which occurs when, for any reason, the borrower states that they lack the ability to continue complying with the payment obligations originally agreed upon for one or more debt instruments and that, to service the debt, its conditions would have to be modified. In such cases, the debt instrument would be assigned a rating of HR DT (Technical Default).
   iii. In the case of sovereign debt ratings, we may regard the rating to be in default given the existence of policies that cause inflation and depreciation of the currency to such a degree that the monetary value of the debt instruments is subject to a severe loss or degradation.
   iv. Nonpayment of a hybrid instrument is not considered a default if said nonpayment is due to actions permitted under the contractual terms of the debt, for example, the conversion of debt to equity.
   v. Nonpayment is not considered a default on payment terms in the case of leasing agreements, as leasing contracts are not regarded as constituting debt by HR Ratings.
   vi. When nonpayment of a debt instrument is due to causes beyond the borrower's ability and/or willingness to pay, such as an operational failure by any participant in the transaction, HR Ratings may determine that such nonpayment does not warrant consideration as a default. However, if this type of nonpayment is frequent or due to very particular reasons attributable to the borrower, the rating of the debt instrument and/or borrower may be downgraded. In any case where there is a breach of contractual clauses, HR Ratings must analyze the type of clauses breached and their possible consequences, to determine whether they amount to a default.

b) For the purposes of rated entities:
   i. If the entirety of the debt is in default or it is considered that, in practical terms, all the debt instruments are likely to default, the entity will be assigned a rating of HR D.
   ii. A rating of HR DS (Selective Default) may be assigned if a portion of the debt (or only certain but not all the issuing entity's debt instruments) has defaulted but there is a strong likelihood that the rest of the debt will continue to meet its payment obligations in the required time and manner

c) For the purposes of performing instruments in the context of default by the borrower or the borrower's instruments:



# Credit Ratings Performance Measurement Statistics

Despite defaulting on certain financial obligations, a borrower may be current on their payment of other debt instruments. In such cases, the regular rating process may continue for the performing debt instruments; however, the rating may be downgraded due to the borrower's default on other instruments.

In the case of non-performing instruments with the option of triggering cross default clauses, HR Ratings will monitor this possible triggering and the expected impact on the performing instruments to determine the appropriate rating action.

For further reference please consult the General Methodological Criteria published on HR Ratings website.

HR Ratings Uniform Resource Locator (URL) of its corporate Internet website where the credit rating histories are disclosed is the following:

https://www.hrratings.com/ratings/